Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Interests of Experts” and to the use in this Annual Report on Form 40-F/A of our report dated March 31, 2021 (except for the impact of the matter discussed in Note 3, Restatement of financial statements, and Note 27 Subsequent Events as to which the date is November 15, 2021), with respect to the consolidated balance sheets of Akumin Inc. as of December 31, 2020 and 2019, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2020, included in this Annual Report on Form 40-F/A.

/s/ Ernst & Young LLP

Miami, Florida

November 15, 2021